July 28, 2023

By EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mindy Hooker Kevin Woody Evan Ewing Jay Ingram

Re:	Carbon Revolution Public Limited Company Amendment No. 3 to Registration Statement on Form F-4 Filed June 30, 2023 File No. 333-270047

Dear Ms. Hooker:

Further to discussions by and among members of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), and of our team representing Carbon Revolution Public Limited Company (the “Company”), on each of July 7, 2023 and July 10, 2023 with regard to the above-referenced Amendment No. 3 to the Registration Statement on Form F-4, we are filing Amendment No. 4 to the Registration Statement on Form F-4 (“Amendment No. 4”) concurrently herewith. Such discussions included a request that the Company update the disclosure and its the response contained in the letter dated April 7, 2023 responding to Comment 9 in the Staff’s comment letter dated March 24, 2023 addressed to David Nock, General Counsel of Carbon Revolution Ltd. We have discussed prior Comment 9 and the response thereto with our client, Carbon Revolution Public Limited Company (the “Company”), and provide the following response on its behalf. For ease of reference, prior Comment 9 is reproduced in italicized form below. In addition, the Company has updated the disclosure in Amendment No. 4 to complete various items discussed with members of the Staff, including the composition of MergeCo’s board of directors and committees thereof, certain details of MergeCo’s equity incentive plan and information about the trading prices of certain securities and the balance in Twin Ridge’s trust account as of a more recent date. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 4.

The response provided herein is based upon information provided to Goodwin Procter LLP by the Company.

Unaudited Pro Forma Condensed Combined Financial Information, page 174

9. We note your disclosure on page 178 that MergeCo intends to grant equity incentive awards equal to 5% of the number of issued and outstanding MergeCo ordinary shares immediately after the closing of the business combination. Please prominently disclose, if true, that the pro forma financial statements have not been adjusted to reflect such issuance. To the extent the compensation charge is expected to be material, please disclose as such and, if quantifiable, disclose the expected amount or range of the compensation charge.

RESPONSE: The Company respectfully advises the Staff that it has determined that the equity incentive awards will not be granted until “promptly following MergeCo’s eligibility to register the issuance of such awards on Form S-8, which is expected to occur 60 days after the closing of the Business Combination” . Further, the Company respectfully advises the Staff that it has disclosed the expected timing of such grants on pages 40, 99, 150, 185, 188, 196, 197, and 220 of Amendment No. 4.

Please direct any questions regarding the Company’s responses or Amendment No. 4 to me at (212) 453-7203 or jletalien@goodwinlaw.com.

Sincerely,

/s/ Jeffrey A. Letalien

cc:
Jacob Dingle, Carbon Revolution Ltd.
David Nock, Esq., Carbon Revolution Ltd.
Jocelyn Arel, Esq., Goodwin Procter LLP
Alexander Mackinnon, Esq., Herbert Smith Freehills
Connor Manning, Esq., Arthur Cox LLP
Christian Nagler, Esq., Kirkland & Ellis LLP
Peter Seligson, Esq., Kirkland & Ellis LLP